Exhibit 1.1

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited consolidated results of the Group for the first three quarters ended 30 September 2004.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the first three quarters ended 30 September 2004.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the nine months ended 30 September 2004

		Unaudited
		For the nine months ended 30 September
	Note	2004	2003
		RMB’000	RMB’000

Operating revenue (Turnover):
GSM Business		35,128,640	30,233,505
CDMA Business		17,965,568	11,551,815
Data and Internet Business		2,760,407	2,492,895
Long Distance Business		1,263,428	1,663,492
Paging Business		—	1,071,006
Total service revenue		57,118,043	47,012,713
Sales of telecommunications products		2,089,265	2,535,921
Total operating revenue	3	59,207,308	49,548,634
Operating expenses:
Leased lines and network capacities		(5,342,345)	(3,004,614)
Interconnection charges		(5,418,376)	(4,024,567)
Depreciation and amortisation		(13,976,797)	(12,293,091)
Personnel		(3,143,031)	(3,363,539)
Selling and marketing		(13,897,266)	(10,600,269)
General, administrative and other expenses		(8,034,293)	(6,989,463)
Cost of telecommunications products sold		(2,314,228)	(2,639,192)
Total operating expenses	3	(52,126,336)	(42,914,735)
Operating profit		7,080,972	6,633,899
Interest income		65,928	135,674
Finance costs		(1,390,259)	(1,469,350)
Other income (expense), net		39,265	(22,391)
Profit before taxation		5,795,906	5,277,832
Taxation		(1,793,794)	(1,494,046)
Profit after taxation		4,002,112	3,783,786
Minority interests		—	1,423
Profit attributable to shareholders		4,002,112	3,785,209
Basic earnings per share (RMB)	2	0.319	0.302
Diluted earnings per share (RMB)	2	0.317	0.302

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As of 30 September 2004

	Unaudited	Audited
	As of 30 September 2004	As of 31 December 2003
	RMB’000	RMB’000

Non-current assets:
Property, plant and equipment, net	117,074,353	118,104,848
Goodwill	3,186,854	3,315,468
Other assets	5,078,524	5,849,430
Deferred tax assets	89,181	324,900
Total non-current assets	125,428,912	127,594,646
Current assets:
Current portion of deferred tax assets	1,179,814	873,849
Amounts due from China United Telecommunications Corporation	343,626	—
Amounts due from related parties	132,275	263,414
Amounts due from domestic carriers	182,403	184,613
Prepayments and other current assets	5,118,970	3,147,777
Inventories	3,130,011	2,169,354
Accounts receivable, net	6,334,081	5,471,547
Short-term bank deposits	664,132	912,794
Bank balances and cash	5,524,469	9,219,936
Total current assets	22,609,781	22,243,284
Current liabilities:
Payables and accrued liabilities	18,915,517	17,098,420
Amounts due to China United Telecommunications Corporation	—	432,047
Amounts due to related parties	108,143	108,891
Amounts due to domestic carriers	822,392	778,841
Current portion of obligations under finance leases	121,382	25,435
Current portion of long-term bank loans	9,480,475	7,197,877
Taxes payable	1,239,018	623,857
Advances from customers	6,813,829	6,666,086
Short-term bank loans	9,221,540	10,975,199
Total current liabilities	46,722,296	43,906,653
Net current liabilities	(24,112,515)	(21,663,369)
Total assets less current liabilities	101,316,397	105,931,277
Financed by:
Shareholders’ equity:
Share capital	1,332,393	1,331,390
Share premium	52,542,363	52,483,266
Reserves	1,719,331	1,719,331
Retained profits
2003 proposed final dividend	—	1,255,317
Others	16,827,455	12,826,186
Shareholders’ equity	72,421,542	69,615,490
Non-current liabilities:
Long-term bank loans	28,704,338	36,212,791
Obligations under finance leases	185,250	99,719
Other long-term liabilities	5,267	3,277
Total long-term liabilities	28,894,855	36,315,787
	101,316,397	105,931,277

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the nine months ended 30 September 2004

			Unaudited
			For the nine months ended 30 September
	Note		2004	2003
			RMB’000	RMB’000

Net cash inflow from operations	(a	)	20,356,057	19,126,382
Interest received			67,712	160,664
Interest paid			(1,827,949)	(1,932,355)
Dividends received			—	2,531
Dividends paid to minority owners of subsidiaries			—	(3,839)
PRC income tax paid			(1,268,107)	(1,203,937)
Net cash inflow from operating activities			17,327,713	16,149,446
Investing activities
Purchase of property, plant and equipment			(13,326,934)	(15,167,700)
Sale of property, plant and equipment			38,377	11,269
Decrease in short-term bank deposits			248,662	3,824,541
Payment of direct acquisition cost of Unicom New Century			(4,566)	(42,029)
Payment of direct acquisition cost of Unicom New World			(11,234)	—
Purchase of China Unicom International Limited, net of cash acquired			44,592	—
Sale of Guoxin Paging			450,000	—
Purchase of trading securities			—	(84,065)
Sale of trading securities			—	79,055
Sale of investment securities			—	6,048
Purchase of other assets			(286,503)	(218,646)
Net cash outflow from investing activities			(12,847,606)	(11,591,527)
Financing activities
Decrease of short-term loans to China United Telecommunications Corporation			—	(724,127)
Proceeds from exercise of share options			60,100	—
Proceeds from short-term bank loans			8,735,761	7,817,593
Proceeds from long-term bank loans			9,330,664	6,476,820
Repayment of short-term bank loans			(10,489,421)	(8,164,820)
Repayment of long-term bank loans			(14,521,668)	(12,513,424)
Dividends paid			(1,256,160)	(1,255,300)
Net cash outflow from financing activities			(8,140,724)	(8,363,258)
Net decrease in cash and cash equivalents			(3,660,617)	(3,805,339)
Cash and cash equivalents, beginning of period			9,169,936	14,433,498
Cash and cash equivalents, end of period			5,509,319	10,628,159
Analysis of the balances of cash and cash equivalents:
Cash balance			4,868	11,787
Bank balance			5,519,601	10,616,372
Less: Restricted cash	(i	)	(15,150)	—
			5,509,319	10,628,159

Note (i):                         As of 30 September 2004, approximately RMB15.2 million bank balances (31 December 2003: approximately RMB50 million) was restricted by the bank to secure for long-term bank loans.

(a)                                  The reconciliation of profit before taxation to net cash inflow from operations is as follows:

	Unaudited
	For the nine months ended 30 September
	2004	2003
	RMB’000	RMB’000

Profit before taxation	5,795,906	5,277,832
Adjustments for:
Depreciation and amortisation	13,976,797	12,293,091
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	4,298,116	4,773,135
Interest income	(65,928)	(135,674)
Interest expense	1,353,590	1,455,274
Loss on disposal of property, plant and equipment	3,575	57,999
Provision for impairment loss of property, plant and equipment	—	535,068
Provision for doubtful debts	1,891,842	1,406,103
Dividends from investment securities	—	(2,531)
Realised gains on trading securities	—	(7,902)
Unrealised gains on trading securities	—	4,804
Realised gains on investment securities	—	(3,345)
Operating profit before working capital changes	27,253,898	25,653,854
Increase in accounts receivable	(2,719,619)	(2,913,339)
(Increase) / decrease in inventories	(955,277)	1,149,792
Increase in other assets	(3,150,302)	(3,439,379)
Increase in prepayments and other current assets	(2,652,438)	(1,630,865)
Decrease in amounts due from domestic carriers	2,210	34,175
Increase in amounts due from related parties	(341,392)	(29,158)
Increase in payables and accrued liabilities	3,611,956	1,526,807
Increase / (decrease) in advances from customers	146,265	(468,551)
Increase / (decrease) in amounts due to domestic carriers	43,551	(321,715)
Decrease in amounts due to related parties	(882,795)	(435,239)
Net cash inflow from operations	20,356,057	19,126,382

Notes

1.                     Basis of presentation

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

In 2003, the Company acquired the entire interests in Unicom New World Telecommunications Corporation Limited (“Unicom New World”) which is engaged in the provision of GSM and CDMA cellular telecommunications services in 6 provinces and 3 autonomous regions in the PRC. Since the effective date of the acquisition was 31 December 2003, the operating results and financial position of Unicom New World have been included in the unaudited condensed consolidated financial information for the nine months ended 30 September 2004 of the Group.

At the same time, the Company’s wholly-owned subsidiary, China Unicom Corporation Limited sold the entire equity interests in Guoxin Paging Corporation Limited (“Guoxin Paging”) to China United Telecommunication Corporation. Since the effective date of this sale was 31 December 2003, the operating results and financial position of Guoxin Paging have not been included in the unaudited condensed consolidated financial information for the nine months ended 30 September 2004 of the Group.

After the above acquisition and sale, the Group expanded its Cellular Business’ geographical coverage to 30 provinces, municipalities or autonomous regions in the PRC and discontinued its nationwide paging services in the PRC.

2.                       Earnings per share

Basic earnings per share for the nine months ended 30 September 2004 and 2003 were computed by dividing the profit attributable to shareholders of approximately RMB4,002,112,000 and RMB3,785,209,000 by the weighted average number of 12,560,693,822 shares and 12,552,996,070 shares during the periods respectively.

Diluted earnings per share for the nine months ended 30 September 2004 and 2003 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme and (ii) the amended Share Option Scheme. For the nine months ended 30 September 2004, all potential dilutive shares, which if converted to ordinary shares would decrease earnings per share. For the nine months ended 30 September 2003, there was no dilution of earnings per share after taking into account the dilutive effect of the share options. The anti-dilutive shares arising from the share options of approximately 31,944,000 shares (2003: 66,586,800 shares) were not included in the calculation of diluted earnings per share.

3.                       Related party transactions

For the nine months ended 30 September 2004, the Group incurred recurring related party transactions with its related parties of which approximately RMB171,937,000 (2003: approximately RMB970,520,000) were included in operating revenue and approximately RMB4,859,569,000 were included in operating expenses (2003: approximately RMB2,688,041,000).

FINANCIAL OUTLINE

In pursuing our determined operational mission, the Company continued the coordinated and rapid development in its various business segments for the first three quarters of 2004.

1.                       Operating revenue

Operating revenue for the first three quarters of 2004 was RMB59.21 billion, up by 19.5 percent from the same period last year.

GSM Cellular Business continued to maintain its steady growth. Net additions of subscribers for the first three quarters were 9.009 million. The subscribers aggregated 81.579 million. Operating revenue from this business was RMB35.79 billion, up by 15.8 percent from the same period last year. The average minutes of usage (“MOU”) per subscriber per month was 189.2 minutes and the average revenue per subscriber per month (“ARPU”) was RMB50.6.

CDMA Cellular Business persisted to boost at a faster pace. Net additions of subscribers for the first three quarters were 6.887 million. The subscribers aggregated 25.832 million. Operating revenue from this business was RMB19.38 billion, an increase of 51.3 percent from the same period last year, accounting for 35.1 percent of the total operating revenue from Cellular Business. The average MOU per subscriber per month was 293.4 minutes, ARPU was RMB88.3.

In the first three quarters, the Company’s total minutes of outgoing international and domestic long distance calls reached 17.10 billion minutes. Net additions of Internet subscribers were 0.966 million. The total subscribers reached 13.398 million. Operating revenue from Long Distance, Data and Internet Business was RMB4.03 billion, a fall of 3.0 percent from the same period last year.

2.                       Operating expense and other costs

Operating expense and other costs for the first three quarters was RMB53.41 billion, increased by 20.6 percent from the same period last year. Among the total, operating expenses accounted for RMB52.13 billion, up by 21.5 percent from the same period last year; finance costs accounted for RMB1.39 billion, fell by 5.4 percent from the same period last year.

3.                       Profit attributable to shareholders

The Company’s profit before taxation for the first three quarters was RMB5.80 billion, up by 9.8 percent from the same period last year. Profit from GSM Cellular Business was RMB5.48 billion, a decrease of 5.1 percent from the same period last year; due to the increasing spending on network capacity lease expenses, CDMA Cellular Business reported a loss of 30 million, as compared to a loss of 0.57 billion incurred in the same period last year; profit from Long Distance, Data and Internet Business was RMB0.44 billion, or a decline of 61.4 percent from the same period last year.

Net profit for the first three quarters of 2004 was RMB4.0 billion, up by 5.7 percent from the same period last year. The earnings per share for the first three quarters were RMB0.319.

EBITDA (EBITDA represents net profit before interest income, finance costs, net other income (expenses), taxation, depreciation and amortization, and minority interests.) for the first three quarters of 2004 was RMB21.06 billion, grew by 11.3 percent from the same period last year. EBITDA margin (i.e. EBITDA as a percentage of operating revenue) was 35.6 percent. GSM Cellular Business’s EBITDA margin was 52.1 percent. EBITDA margin of Long Distance, Data and Internet Business was 32.0 percent. Since the Company leased the CDMA network from the parent company to operate CDMA Business, only the operating lease expense has been recorded and no depreciation and amortization expense thus incurred for this business. For this reason, EBITDA ratio is not applicable to evaluate the CDMA Business.

In reviewing the operating results for the first three quarters, the Company will continue to increase its sales and marketing strength and leverage on the technological and business superiority of CDMA 1X to gain a competitive edge in the market, while to stabilize the GSM Business and to advance the CDMA Business simultaneously. Under a stable tariff level and reduced selling and marketing expenses, the Company would pursue to develop new subscribers and boost the revenue growth. Currently, the government authority is tightening the regulations in the telecommunications market, this will further help improve the competitive environment that would facilitate us to develop faster and finally elevate the operating efficiency.

CAUTION STATEMENT

The Board wishes to remind investors that the financial statements and the financial outline for the first three quarters ended 30 September 2004 are based on the Group’s internal records and management accounts. The financial statements for the first three quarters ended 30 September 2004 have not been reviewed or audited by the auditors. The financial statements for the first three quarters ended 30 September 2003 are extracted from the unaudited financial statements already disclosed by the Group and the financial statements for the year ended 31 December 2003 are extracted from the audited financial statements as contained in the 2003 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparisons for the first three quarters ended 30 September 2004. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of the Company comprises of:

Executive Directors:	Wang Jianzhou, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson) and Cheung Wing Lam, Linus

By order of the Board CHINA UNICOM LIMITED Yee Foo Hei Company Secretary

28 October 2004, Hong Kong